UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

30 Blue Heron Drive

Greenwood Village, Colorado 80121

Tel: (303) 399-6177

With a Copy to:

Jeffrey M. McPhaul

Winstead PC

2728 N. Harwood Street

Suite 500

Dallas, Texas 75201

Tel: (214) 745-5394

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,767,165(1) (2) (4)
	8	SHARED VOTING POWER 10,139 (3)
	9	SOLE DISPOSITIVE POWER 18,767,165 (1) (2) (4)
	10	SHARED DISPOSITIVE POWER 10,139 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,777,304 (1) (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7% (5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 5,333,333 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of 2,400 shares of Series I Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series I Preferred Stock”) held directly by the Reporting Person.
(2)	Includes 43,733 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Includes 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.
(5)	Based on 41,077,158 shares of Common Stock of the Issuer, which consists of (i) 30,367,292 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022, plus (ii) 43,733 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 5,333,333 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series I Preferred Stock held directly by the Reporting Person, plus (iv) 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

Explanatory Note

This Amendment No. 11 hereby amends the Schedule 13D first filed by John K. Scott, Jr., a natural person (the “Reporting Person”), on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020, Amendment No. 3 to the Schedule 13D filed on September 2, 2020, Amendment No. 4 to the Schedule 13D filed on December 29, 2020, Amendment No. 5 to the Schedule 13D filed on March 5, 2021, Amendment No. 6 to the Schedule 13D filed on March 11, 2021, Amendment No. 7 to the Schedule 13D filed on April 5, 2021, Amendment No. 8 to the Schedule 13D filed on June 15, 2021, Amendment No. 9 to the Schedule 13D filed on July 8, 2021 and Amendment No. 10 to the Schedule 13D filed on April 22, 2022 (as amended, the “Schedule 13D”).  This Amendment No. 11 is being filed in connection with the entry by the Reporting Person into a Securities Exchange Agreement (the “Exchange Agreement”) with Navidea Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and related agreements on August 24, 2022. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 11 shall have the meaning ascribed to such term in the Schedule 13D.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented to include the following:

The name of the Issuer is Navidea Biopharmaceuticals, Inc., a Delaware corporation. The address of the Issuer’s principal executive offices is 4995 Bradenton Avenue, Suite 240, Dublin, Ohio 43017-3552. This statement constitutes Amendment No. 11 to the Schedule 13D filed by the Reporting Person, a natural person, relating to the Issuer’s Common Stock, par value $0.001 per share (the “Common Stock”). This Amendment No. 11 is being filed in connection with the entry by the Reporting Person into a Securities Exchange Agreement with the Issuer and related agreements on August 24, 2022, pursuant to which the Reporting Person exchanged 1,740 shares of Series F Redeemable Convertible Preferred Stock of the Issuer (“Series F Preferred Stock”) for 2,400 Units (the “Units”) each consisting of one share of Series I Convertible Preferred Stock (“Series I Preferred Stock”) and a warrant to purchase 2,222 shares of Common Stock (the “Warrants”).

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

On August 24, 2022, the Reporting Person entered into a Securities Exchange Agreement with the Issuer pursuant to which the Reporting Person exchanged 1,740 shares of Series F Preferred Stock for 2,400 Units each consisting of one share of Series I Preferred Stock and a Warrant to purchase 2,222 shares of Common Stock.

The shares of Series F Preferred Stock that were exchanged pursuant to the Securities Exchange Agreement were acquired by the Reporting Person from the Issuer in a private placement pursuant to a Stock Exchange and Loan Agreement, dated April 10, 2022, by and between the Issuer and the Reporting Person reported in a prior amendment to this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On April 10, 2022, the Reporting Person entered into a Securities Exchange Agreement with the Issuer pursuant to which the Reporting Person exchanged 1,740 shares of Series F Preferred Stock for 2,400 Units each consisting of one share of Series I Preferred Stock and a Warrant to purchase 2,222 shares of Common Stock.

The Units have an original issue price of $1,000 per Unit.  Each Unit consists of one share of our Series I Preferred Stock and a Warrant to purchase 2,222 shares of Common Stock at an exercise price of $0.50 per share from the date of issuance through its expiration five years from the date of issuance. Each share of Series I Preferred Stock is convertible into shares of Common Stock into a number of shares of our Common Stock equal to the quotient of the stated value of the Series I Preferred Stock ($1,000) divided by the conversion price (initially, $0.45 per share).

The Reporting Person continues to evaluate his investment in the Issuer, including seeking advice from investment advisors, and, while he has no present plan or proposal to do so, he reserves the right and is considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person retains the right to, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock, Series I Preferred Stock, Series G Preferred Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	10,286,171	(1) (2) (3) (4)
Percent of class:	45.7	% (5)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	10,276,032	(1) (2)
Shared power to vote or direct the vote:	10,139	(3)
Sole power to dispose or direct the disposition of:	10,276,032	(1) (2) (3) (4)
Shared power to dispose or direct the disposition of:	10,139	(3)

(1)	Includes 5,333,333 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of 2,400 shares of Series I Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series I Preferred Stock”) held directly by the Reporting Person.
(2)	Includes 43,733 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Includes 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.
(5)	Based on 41,077,158 shares of Common Stock of the Issuer, which consists of (i) 30,367,292 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022, plus (ii) 43,733 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 5,333,333 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series I Preferred Stock held directly by the Reporting Person, plus (iv) 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

(c) The Reporting Person has not acquired or disposed of any securities of the Issuer since the most recent filing of this Schedule 13D.

(d) Except as set forth herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Securities Exchange Agreement and Registration Statement

On August 24, 2022, the Issuer entered into a Securities Exchange Agreement with the Reporting Person, who is the current Vice Chairman of the Board, pursuant to which the Reporting Person pursuant to which the Reporting Person exchanged 1,740 shares of Series F Preferred Stock for 2,400 Units each consisting of one share of Series I Preferred Stock and a Warrant to purchase 2,222 shares of Common Stock.

The Units were offered pursuant to and subject to the terms of that certain Registration Statement on Form S-1, Registration No. 333-262691, as amended and a Prospectus Supplement No. 1 dated August 18, 2022 (the “Registration Statement”).

The foregoing descriptions of the terms of the Exchange Agreement and Registration Statement do not purport to be complete and are qualified in their entirety by the contents of the Exchange Agreement and Registration Statement, copies of which are attached hereto or incorporated by reference as Exhibits, and are incorporated herein by reference.

Series I Certificate of Designation

In connection with the Exchange Agreement the Issuer filed a Certificate of Designation of Preferences, Rights and Limitations of Series I Convertible Preferred Stock (“Certificate of Designation”) with the Secretary of State of the State of Delaware.

Holders of Series I Preferred Stock will be entitled to receive dividends (on an as-if-converted-to-common-stock basis) in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of Common Stock.

Upon the Issuer’s liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of Series I Preferred Stock will be entitled to receive out of the Issuer’s assets, whether capital or surplus, the same amount that a holder of Common Stock would receive if the Series I Preferred Stock were fully converted (disregarding for such purpose any conversion limitations under the certificate of designation) to Common Stock, which amounts shall be paid pari passu with all holders of Common Stock.

Except as otherwise provided in the certificate of designation or as otherwise required by law, the Series I Preferred Stock has no voting rights.

Each share of Series I Preferred Stock is convertible at the option of the holder at any time, into the number of shares of Common Stock determined by dividing the $1,000 stated value per share of the Series I Preferred Stock by a conversion price of $0.45 per share. In addition, the conversion price per share is subject to adjustment for stock dividends, distributions, subdivisions, combinations or reclassifications and for certain dilutive issuances. Subject to limited exceptions, a holder of the Series I Preferred Stock will not have the right to convert any portion of the Series I Preferred Stock to the extent that, after giving effect to the conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to its conversion. A holder of the Series I Preferred Stock may not increase the beneficial ownership limitation provisions of such holder’s Series I Preferred Stock without the Issuer’s prior consent (which may be withheld in the Issuer’s sole discretion).

In the event the Issuer effects certain mergers, consolidations, sales of substantially all of the Issuer’s assets, tender or exchange offers, reclassifications or share exchanges in which the Issuer’s Common Stock is effectively converted into or exchanged for other securities, cash or property, the Issuer consummates a business combination in which another person acquires 50% of the outstanding shares of the Issuer’s Common Stock, or any person or group becomes the beneficial owner of 50% of the aggregate ordinary voting power represented by the Issuer’s issued and outstanding Common Stock, then, upon any subsequent conversion of the Series I Preferred Stock, the holders of the Series I Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of Common Stock then issuable upon conversion in full of the Series I Preferred Stock.

If, at any time while the Series I Preferred Stock is outstanding, the Issuer sells or grants (or announces any offer, sale or grant) of any shares of Common Stock or Common Stock equivalents entitling any person to acquire shares of the Issuer’s Common Stock at an effective price per share that is lower than the then conversion price (such lower price, the “Base Conversion Price”), then the conversion price will be reduced to equal the Base Conversion Price. The Base Conversion Price may not be less than $0.16. In addition, no conversion price adjustment will be made in respect of the following exempt issuances (each, an “Exempt Issuance”): (i) shares of Common Stock or options issued to employees or directors of the Issuer pursuant to a plan, agreement or arrangement approved by the Board of Directors; (ii) securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of the Certificate of Designation, provided that such securities have not been amended since the date of this Certificate of Designation to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities; (iii) shares of Common Stock, options or convertible securities issued as acquisition consideration pursuant to the acquisition of another entity by the Issuer by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board and that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith until the 180th day after the date of the Certificate of Designation, and provided further that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Issuer and shall provide to the Issuer additional benefits in addition to the investment of funds, but shall not include a transaction in which the Issuer is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities; (iv) shares of Common Stock, options or convertible securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith until the 180th day after the date of the Certificate of Designation, and provided that any such issuance shall not include a transaction in which the Issuer is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities; and (v) shares of Common Stock issued in connection with the issuance of bona fide commercial bank debt or equipment lease transactions, provided that such issuances are approved by the Board and that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith until the 180th day after the date of this Certificate of Designation.

The foregoing description of the Series I Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, which is incorporated by reference as Exhibit B.

Warrants Included in Units

The Warrants to be issued as a part of each Unit will be separately transferable following their issuance and through their expiration five years from the date of issuance. Each Warrant will entitle the holder to purchase 2,222 shares of Common Stock at an exercise price of $0.50 per share per share from the date of issuance through its expiration.

Each Warrant is exercisable at any time and will expire five years from the date of issuance. The number of shares of Common Stock issuable upon exercise of the warrants is subject to adjustment in certain circumstances, including a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the Common Stock. If the Issuer effects a merger, consolidation, sale of substantially all of its assets, or other similar transaction, then, upon any subsequent exercise of a warrants, the warrant holder will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of Common Stock then issuable upon exercise in full of the warrant.

If at any time there is no effective registration statement registering, or the prospectus contained therein is not available for issuance of, the shares issuable upon exercise of the warrant, the holder may exercise the warrant on a cashless basis.

Each warrant represents the right to purchase 2,222 shares of Common Stock at an exercise price of $0.50 per share. In addition, the exercise price per share is subject to adjustment for stock dividends, distributions, subdivisions, combinations, or reclassifications, and for certain dilutive issuances. Subject to limited exceptions, a holder of warrants will not have the right to exercise any portion of the warrant to the extent that, after giving effect to the exercise, the holder, together with its affiliates, and any other person acting as a group together with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of shares of the Issuer’s Common Stock outstanding immediately after giving effect to its exercise. The holder may not increase the beneficial ownership limitation provisions of the warrant with the Issuer’s prior consent (which may be withheld in our sole discretion).

If, at any time after the initial exercise date of the warrants until the two (2) year anniversary of the initial exercise date, the Issuer sells or grants (or announces any offer to sell or grant) any shares of Common Stock or Common Stock equivalents entitling any person to acquire shares of our Common Stock at an effective price per share that is lower than the then exercise price (such lower price, the “Base Share Price”), then the exercise price will be reduced to equal the Base Share Price. The Base Share Price may not be less than $0.16.

The Issuer may redeem the warrants at a price of $0.01 per underlying share of Common Stock at any time following the one year anniversary of issuance if the volume-weighted average price of the Issuer’s Common Stock is above $2.10 for ten consecutive trading days, subject to certain conditions and limitations.

In the event of a fundamental transaction, as described in the warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of the Issuer’s properties or assets, the Issuer’s consolidation or merger with or into another person, the acquisition of more than 50% of the Issuer’s outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by the Issuer’s outstanding Common Stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the warrant, in the event of certain fundamental transactions, the holders of the warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the warrants on the date of consummation of such transaction.

Subject to applicable laws and restrictions, a holder may transfer a warrant upon surrender of the warrant with a completed and signed assignment in the form attached to the warrant.

Except as set forth in the warrant, the holder of a warrant, solely in such holder’s capacity as a holder of a warrant, will not be entitled to vote, to receive dividends, or to any of the other rights of our stockholders.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the form of Warrant, which is incorporated by reference as Exhibit C.

Except as described in this Item 6 of the Schedule 13D (as amended to date), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Securities Exchange Agreement between Investor and Navidea Biopharmaceuticals, Inc., dated August 24, 2022*

Exhibit B:	Certificate of Designations, Preferences and Rights of Series I Convertible Preferred Stock. (incorporated herein by reference to Exhibit 4.18 to the Pre-Effective Amendment No. 3 to Form S-1 Registration Statement filed with the SEC by the Issuer on August 2, 2022).

Exhibit C:	Form of Common Stock Purchase Warrant to be issued in rights offering (incorporated herein by reference to Exhibit 4.19 to the Pre-Effective Amendment No. 3 to Form S-1 Registration Statement filed with the SEC by the Issuer on August 2, 2022).

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2022

/s/ John K. Scott, Jr.
John K. Scott, Jr.